RAISE GREEN, INC.
A Delaware Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2021 and 2020

RAISE GREEN, INC.

For the years ended December 31, 2020 and December 31, 2021

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of Raise Green, Inc.
Somerville, MA

We have reviewed the accompanying financial statements of Raise Green, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has losses since inception, relies on outside sources of funding for working capital, and has negative cash from operations. The Company has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of Raise Green, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
February 2, 2023

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

RAISE GREEN, INC.
BALANCE SHEETS

As of December 31, 2021 and 2020 (unaudited)

Assets

		2021		2020
Current assets				
Cash and cash equivalents	$	209,396	$	5,195
Prepaid expenses		11,135		-
Total current assets		220,531		5,195
Equity securities		3,200		-
Notes receivable		14,700		-
Property and equipment, net		3,067		1,266
Total assets	$	241,498	$	6,461

Liabilities and Stockholders' Equity (Deficit)

		2021		2020
Current liabilities				
Accounts payable	$	44,882	$	-
Accrued expenses		272,505		138,933
SAFEs, current		20,000		-
Notes payable, current		600,000		1,113
Total current liabilities		937,387		140,046
SAFEs, noncurrent		690,000		325,000
Notes payable, noncurrent		50,000		50,000
Total liabilities		1,677,387		515,046
Stockholders' equity (deficit)				
Common stock ($0.00001 par value); 15,000,000 shares authorized; 9,199,000 shares issued and outstanding		92		92
Additional paid-in capital		24,585		24,585
Retained earnings		(1,460,566)		(533,262)
Total stockholders' equity (deficit)		(1,435,889)		(508,585)
Total liabilities and stockholders' equity (deficit)	$	241,498	$	6,461

See independent accountants' review report and accompanying notes to the financial statements.

RAISE GREEN, INC.
STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and 2020 (unaudited)

		2021		2020
Crowdfunding revenue	$	109,478	$	9,550
Consulting revenue		154,352		4,000
Total revenue		263,830		13,550
Operating expenses				
Wages and payroll costs		838,498		253,058
General and administrative		235,786		119,948
Professional fees		74,673		128,120
Advertising and marketing		23,799		605
Travel		19,589		118
Rent and facilities		9,040		38,428
Depreciation		811		316
Total operating expenses		1,202,196		540,593
Operating loss		(938,366)		(527,043)
Other income (expenses)				
Interest expense		(20,021)		(5,339)
Other income and expenses		31,083		25,828
Net income (loss) before income taxes		(927,304)		(506,554)
Provision for income taxes		-		-
Net loss	$	(927,304)	$	(506,554)

See independent accountants' review report and accompanying notes to the financial statements.

RAISE GREEN, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2021 and 2020 (unaudited)

	Common Stock (15 million shares authorized); $.00001 par					
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2019	8,000,000	$ 80	$ 24,585	$ (26,708)	$ (2,043)
Shares issued for cash	1,199,000	12	-	-	12
Net income (loss)	-	-	-	(506,554)	(506,554)
Balance, December 31, 2020	9,199,000	$ 92	$ 24,585	$ (533,262)	$ (508,585)
Net income (loss)	-	-	-	(927,304)	(927,304)
Balance, December 31, 2021	9,199,000	$ 92	$ 24,585	$ (1,460,566)	$ (1,435,889)

See independent accountants' review report and accompanying notes to the financial statements.

RAISE GREEN, INC.
STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020 (unaudited)

	2021	2020
Cash flows from operating activities		
Net income (loss)	$ (927,304)	$ (506,554)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation	811	316
Securities received in lieu of cash	(17,900)	
Gain on debt forgiveness	(27,988)	-
(increase) decrease in operating assets:		
Prepaid expenses	(11,135)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	178,454	136,513
Net cash used by operating activities	(805,062)	(369,725)
Cash flows from investing activities		
Purchase of property and equipment	(2,612)	(1,582)
Net cash used in investing activities	(2,612)	(1,582)
Cash flows from financing activities		
Proceeds from notes payable	626,875	51,113
Proceeds from the sale of common stock	-	12
Proceeds from the issuance of SAFEs	385,000	175,000
Net cash provided by financing activities	1,011,875	226,125
Net increase (decrease) in cash and cash equivalents	204,201	(145,182)
Cash and cash equivalents at beginning of year	5,195	150,377
Cash and cash equivalents at end of year	$ 209,396	$ 5,195
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies –

This summary of significant accounting policies of Raise Green, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Raise Green, Inc. was incorporated on March 29, 2018 under the laws of the State of Delaware, and is headquartered in Somerville, MA. The Company is a funding portal registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) that has developed and operates a technology platform to allow private companies to raise capital online, primarily focused on green energy and climate-friendly businesses.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $23,799 and $605 for the period ended December 31, 2021 and 2020, respectively.

Software Development

The Company capitalizes all direct costs related to internally developed software. Once the software is ready to be implemented, the Company will begin amortizing it over its estimated useful life. During the period ended December 31, 2021, the Company capitalized and subsequently impaired $120,000 of software costs due to a contract dispute of non-performance and lack of timely deliverables, which are presented in General and Administrative expenses on the Company's income statement.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. For consulting and professional services, the transaction price is allocated to each distinct performance obligation based on consideration expected to be received upon satisfaction of the performance obligations, which is generally recognized as services rendered by Company personnel on a monthly basis. Other listing fees and fees associated with the fundraising activities of the Company's issuers are recognized when the funding rounds have been closed and proceeds have been distributed to the issuers, which is primarily 7% of the total raise. In some cases, the Company may also collect anywhere between 1.5% to 9% of the total raise, and may collect anywhere between 0% to 9% of the total shares issued by its customers under a successful funding round, depending on the terms negotiated between the Company and its customers. When agreements involve multiple distinct performance obligations, expected consideration is allocated to the performance obligations based on standalone selling prices of each performance obligation.

Investments

All investments in equity securities are initially measured at cost. Cost is based upon either the cost of the investment, the fair value of the services provided or the estimated market value of the investment at the time it was acquired, whichever can be more clearly determined. If the Company identifies an observable price change in an orderly market transaction for an identical or similar investment of the same issuer, the Company measures the equity security at fair value as of the date that the observable transaction occurred. During the year ended December 31, 2021, the Company recognized an aggregate $3,200 in additional revenue related to the acquisition of equity securities of its issuers, based on the public listing price of orderly transactions on the Company's platform.

Receivables

The Company has been issued notes receivable (including debt securities) as additional consideration for services provided to its issuers, which the Company plans to hold until maturity. These instruments are recognized at amortized cost, with the initial recognition being the face value of the instrument received. During the year ended December 31, 2021, the Company was issued one instrument with a face value of $4,800 at a 4.25% interest rate, maturing in May 2026 and one instrument with a face value of $9,900 at a 5.5% interest rate, maturing in May 2033. The instruments are unsecured and the expected incoming cash flows can not reliably be estimated, thus amounts are held at face value and periodically evaluated for impairment.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception, relies on outside sources for operating capital, and has negative operating cash flows, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of equity, its ability to profitably operate its funding portal, and its ability to generate positive operational cash flow.

Based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its debt obligations, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Property and Equipment

Property and equipment consist of the following on December 31:

	2021	2020
Furniture and equipment	$ 4,194	$ 1,582
Less: Accumulated depreciation	(1,127)	(316)
Property and equipment, net	$ 3,067	$ 1,266

Depreciation expense for the years ended December 31, 2021 and 2020 was $811 and $316, respectively.

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

		2021		2020
Note payable to a related party (founder) with an interest rate of 1.93% per annum. Note is unsecured and the maturity date is December 31, 2025.	**$**	**50,000**	$	50,000
Notes payable to three separate individuals with an interest rate of 5% per annum on each note. Notes mature in March 2023. Notes automatically convert into equity at an 80% discount rate upon a qualified financing of $2,500,000 or upon maturity.		**500,000**		-
Notes payable to an individual with an interest rate of 5% per annum on each note. Note matures in May 2023. Note automatically converts into equity at an 80% discount rate upon a qualified financing of $250,000 or upon maturity.		**100,000**		-
Paycheck Protection Program loan with a 1% interest rate, maturing on February 1, 2026. Loan was both entered into and forgiven during the year ended December 31, 2021 at the amount of $26,875.		**-**		-
Total notes payable		**650,000**		50,000
Current portion of notes payable		**(50,000)**		-
Total notes payable, net of current portion	**$**	**600,000**	$	50,000

Future minimum payments for each of years ended December 31 are as follows:

2022	$	20,000
2023		600,000
2024		-
2025		50,000
2026		-
Thereafter		690,000
	$	1,360,000

SAFE notes

Between October 2019 and April 2021, the company entered into a convertible equity agreement with investors, for total proceeds of $20,000, and simple agreements for future equity ("SAFE securities") with investors for total proceeds of $690,000, including $100,000 of which were issued to the familial members of Company's CEO and $100,000 of which were issued to the familial members of the Company's COO at the time. The SAFE securities do not bear interest and have no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) an $15,000,000 or $8,000,000 (dependent upon issuance date) pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a number of shares of preferred stock equal to the purchase price divided by the price per share equal to the valuation cap at an 80% discount, as defined per the agreement, divided by the sum of all shares issued and outstanding or reserved and available for future grant immediately prior to the financing event. The convertible equity agreement issued in the amount of $20,000 has a qualified financing threshold of $250,000, contingent upon the sale of any equity securities and entitles the holder to 6% of the fully-diluted capitalization of the Company at the time the qualified financing takes place.

The Company has classified the majority of these SAFE notes as a noncurrent liability as the qualified financing event is not expected to be completed within 12 months. The $20,000 SAFE agreement with the $250,000 qualified financing threshold identified above is classified as current, as the Company is expected to complete an equity raise in excess of $250,000 within twelve months.

Note 5 – Equity

At inception, the Company had authorized 5,000 shares at $.001 par and issued 8,000,000 shares to its founding officers (1,000 pre-split). During the year ended December 31, 2020, the Company filed an amendment to its articles of incorporation to increase the authorized shares to 15,000,000 at $.00001 par, along with effecting an 8,000-for-1 stock split. All per-share amounts referenced in these financial statements have been retrospectively stated to account for the reverse split.

During the year ended December 31, 2020, the Company sold an aggregate 1,199,000 shares to three individuals (one of which is an officer of the Company) at par value, resulting in gross proceeds of $12. Upon separation or termination by the holders, the Company has a repurchase option for all issued shares that have not yet been released from restriction at the lower of the purchase price or the current fair value of such shares. The shares are ratably released from repurchase restriction over a period between 24-months to 48-months.

The Company has also reserved an additional 801,000 shares of common stock under its 2020 Equity Incentive Plan for future issuance of restricted shares or options.

Note 6 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has tax net operating losses of approximately $1.326 million and $515,000 as of December 31, 2021 and 2020, respectively, for which it may receive future tax benefits, resulting in estimated deferred tax assets of $278,000 and $108,000. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit, based on the federal corporate tax rate of 21%, resulting in net deferred tax assets of $nil as of December 31, 2021 and 2020.

Note 7 – Risks, Uncertainties, and Commitments

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

As discussed further in Note 4, the Company has an outstanding SAFE agreement that entitles the holder to a 6% fully-diluted equity position upon a qualified financing event in excess of $250,000. As of the date of these financial statements, the likelihood of occurrence for meeting this contingency is unknown, therefore no additional liability has been recognized.

Note 8 – Subsequent Events

The Company has evaluated events that have occurred through February 2, 2023, the date these financial statements were available to be issued, and have identified the following events for disclosure:

Since January 1, 2022 the Company issued twelve additional SAFEs, resulting in gross proceeds to the Company in the amount of $1,289,372.

During 2022, the Company issued an aggregate 309,090 options to eleven of its employees under the 2020 Equity Incentive Plan. Pursuant to the most recently completed 409a valuation, these options have an exercise price of $.19 per share. During 2022, the Company’s two founders cancelled and returned an aggregate one million (1,000,000) previously issued and outstanding shares back to the treasury, which are now available to be issued under the 2020 Equity Incentive Plan.

During 2023, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a registered funding portal and FINRA member.